

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2018

Siddhartha Sankaran
Executive Vice President and Chief Financial Officer
American International Group, Inc.
175 Water Street
New York, NY 10038

     Re: American International Group, Inc.
          Form 10-Q for the Quarterly Period Ended September 30, 2017
          Filed November 3, 2017
          File No. 001-08787

Dear Mr. Sankaran:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                           Division of Corporation Finance
                           Office of Healthcare & Insurance